UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                AT PLASTICS INC.
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                                     001947957
                                 (CUSIP Number)

                                  November 1997
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [  ]  Rule 13d-1(b)
       [x]  Rule 13d-1(c)
       [  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)    Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)

       Global Strategy Financial Inc. ("GSFI"),
       Global Strategy Small Cap Fund (the "Fund")
(2) Check the Appropriate Box if a Member of a Group

       (a)        [  ]
       (b)        [x]

(3)    SEC Use Only


(4)    Citizenship or Place of Organization

       GSFI is incorporated under the laws of Ontario, Canada. The Fund is a Trust organized under the laws of Ontario, Canada.


Number of         (5)   Sole Voting Power               1,440,900 common shares
Shares
Benefici-            (6)      Shared Voting Power           Nil
ally Owned
by Each         (7)      Sole Dispositive Power          1,440,900 common shares
Reporting
Person With          (8)      Shared Dispositive Power      Nil


(9)    Aggregate Amount Beneficially Owned by Each Reporting Person


       1,440,900 common shares

(10)   Check if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                  [  ]


       Not Applicable
(11)   Percent of Class Represented by Amount in Row 9


       8.11% of outstanding common shares
(12)   Type of Reporting Person
       00 (See item2(a))

                                    Item 1(a)

Name of Issuer:

AT Plastics Inc.


                                    Item 1(b)

Address of Issuer's Principal Executive Offices:

134 Kennedy Road South
Brampton, Ontario
L6W 3G5



                                    Item 2(a)

Name of Person Filing:


Global Strategy Financial Inc. ("GSFI")
Global Strategy Small Cap Fund (the "Fund")

GSFI, a corporation incorporated under the laws of Ontario, is the manager and trustee of the Fund, which is a trust organized under the laws of Ontario, Canada. GSFI is qualified to act as an investment advisor and manager of the Fund in the Province of Ontario pursuant to a registration under the Securities Act (Ontario).

The Fund is the owner of record of common shares representing, to the knowledge of GSFI, approximately 9.4% of all outstanding securities of that class. GSFI specifically disclaims any beneficial ownership of the reported securities but, as an investment manager, GSFI maintains exclusive power to exercise investment control or direction over such securities for its managed accounts as the beneficial owners. Consequently, GSFI may be deemed to be the beneficial owner of such securities.

GSFI is of the view that it and the Fund are not acting as a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "1934 Act") and that it and the Fund are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" under Rule 13d-3 promulgated under the 1934 Act. Therefore, it is of the view that the common shares held by the Fund should not be aggregated with any such shares owned by GSFI for purposes of Section 13(d). However, GSFI is making this filing on a voluntary basis as if all of the shares were beneficially owned by GSFI and the Fund on a joint basis.

                                    Item 2(b)

Address of Principal Business Office:

33 Bloor Street East
Suite 1600
Toronto, Ontario
M4W 3T8




                                    Item 2(c)

Citizenship:


GSFI is a corporation incorporated under the laws of Ontario, Canada

The Fund is a  mutual fund trust organized under the laws of Ontario, Canada



                                    Item 2(d)

Title of Class of Securities:

Common Shares


                                    Item 2(e)

CUSIP Number:

001947957

                                     Item 3

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

   (a)   [  ]        Broker or Dealer registered under Section 15 of the Act

   (b)    [  ]        Bank as defined in section 3(a) (6) of the Act

  (c)[  ]        Insurance Company as defined in section 3(a)(19) of the Act

  (d)[  ]        Investment Company registered under section 8 of the Investment
                 Company Act

(e) [  ]        An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

    (f)          [ ] An employee  benefit plan or  endowment  fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F)

     (g)                  [ ] A parent  holding  company or control  person in
                            accordance with Rule 13d-1(b)(1)(ii)(G)

       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

       (j)      [  ]        Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

   If this statement is filed pursuant to Rule 13d-1(c), check this box.    [x]


                                     Item 4

Ownership.

       (a)      Amount Beneficially Owned:

                1,440,900 common shares

       (b)      Percent of Class:  9.4%



       (c)      Number of shares as to which such person has: *

      (i)    Sole power to vote or to direct the vote:   1,440,900 common shares
      (ii)   Shared power to vote or to direct the vote:          Nil
 (iii)  Sole power to dispose or to direct the disposition of:  1,440,900 common
        (iv)   Shared power to dispose or to direct the disposition of:     Nil





                *See item 2(a)

                                     Item 5

Ownership of Five Percent or Less of a Class

       [  ]

                Not Applicable

                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person



                Not Applicable

                                     Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.



                Not Applicable

                                     Item 8

Identification and Classification of Members of the Group.



                Not Applicable

                                     Item 9

Notice of Dissolution of Group.



                Not Applicable



                                     Item 10

Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  July 10, 1998


Signature:              OPaul A. NeillO


Name/Title:            Paul Neill, Chief Financial Officer,
                       Global Strategy Financial Inc.,
                       on behalf of GSFI and the Fund.


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).